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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-69654

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/18_____ AND ENDING _____09/30/19_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zanbato Securities LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 N. Shoreline Blvd.
(No. and Street)

Mountain View   CA   94043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Wright   (201) 747-6223
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

One California, Suite 1700   San Francisco   CA   94111
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Zanbato Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and
Regulation 1.10 under the
Commodity Exchange Act
September 30, 2019

Zanbato Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Knut Nicolai Sand, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zanbato Securities LLC at September 30, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO
Title

Subscribed and sworn
to before me

_____SEE BELOW_____

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this
14TH day of NOVEMBER 2019,
by KNUT NICOLAI SAND
proved to me on the basis of satisfactory evidence to be
the person(s) who appeared before me.

Signature _____Nina Randall_____



NINA RANDALL
Notary Public - California
Santa Clara County
Commission # 2305759
My Comm. Expires Oct 16, 2023

Zanbato Securities LLC
Index
September 30, 2019

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
November 21, 2019



Zanbato Securities LLC

Statement of Financial Condition
September 30, 2019

Assets

Cash	$ 813,081
Accounts Receivable	606,692
Prepaid expense and other assets	7,688
Total assets	$ 1,427,461

Liabilities and Member's Equity

Liabilities - accounts payable	$ 446,781
Member's equity	980,680
Total liabilities and member's equity	$ 1,427,461

See accompanying notes to the financial statement.

Zanbato Securities LLC

Statement of Financial Condition
September 30, 2019

1. **Organization and Business**

   Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is an indirect subsidiary of Zanbato Inc.(the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA) and the National Futures Association ("NFA").

   The Company's operations consist of maintaining an alternative trading system for private placement of securities. It also includes private placement of securities, underwriting or being a selling group participant on a best efforts or firm commitment basis, chaperoning the efforts of foreign broker-dealers related to private placements, investment banking services associated with Mergers and Acquisitions and referral services with third-party broker-dealers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition

   Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of October 1, 2018.

2. **Summary of Significant Accounting Policies (continued)**

Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities excluding financial instruments that are carried at fair value on a recurring basis, approximate estimated fair value. The Company's financial instruments are classified within the fair value hierarchy as follows:

Cash	Level 1
Prepaid expenses	Level 2
Accounts payable & accrued expenses	Level 3

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **Transactions with related parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with its Ultimate Parent whereby the Ultimate Parent is to provide office support services, administrative support services, compensation, excluding commissions, payroll taxes and benefits, and general consulting services at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. At September 30, 2019, the Company had net capital of $587,622 which exceeded the required net capital by $487,622.

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted by Rule 15c3-3.

5. **Indemnifications**

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. **Subsequent events**

The Company had evaluated subsequent events in the preparation of these financial statements through November 21, 2019, the date these financial statements were issued. There were no material subsequent events to report.